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                           July 24, 2023

       Howard Lutnick
       Chief Executive Officer
       CF Acquisition Corp. VIII
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. VIII
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 17, 2023
                                                            File No. 001-40206

       Dear Howard Lutnick:

              We have reviewed your July 14, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 25, 2023 letter.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed July 17, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations of
       XBP Europe
       Results of Operations
       Three Months Ended March 31, 2023 Compared to Three Months Ended March 31, 2022, page
       205

   1.                                                   Please address the
following:
                                                            Provide further
insight in regard to the reductions in revenues attributable to lower volumes. Discuss
whether this is a known trend and your expectations of this
                                                            continuing or
improving. Refer to Item 303(b)(2)(ii) of Regulation S-K.
                                                            Given the
percentage decrease in revenue outpaced the percentage decrease in cost of revenue for the
quarter ended March 31, 2023 and cost of revenue as a percentage of
 Howard Lutnick
CF Acquisition Corp. VIII
July 24, 2023
Page 2
          revenue for the same quarter increased 9.4% compared to the comparative prior period, revise to provide the underlying trends, factors, events, or transactions that caused the change in the relationship between costs and revenues, and expand on how the revenue mix affected the changes in cost of revenue.

       You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,
FirstName LastNameHoward Lutnick
                                                          Division of
Corporation Finance
Comapany NameCF Acquisition Corp. VIII
                                                          Office of Trade &
Services
July 24, 2023 Page 2
cc:       Gary Simon
FirstName LastName